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VF 2-28-02



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 30977

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 26 2002
PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE. Mildred Street
(No. and Street)

Milwaukie, (City) Oregon (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Johnson 503/723-4404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, P.C.
(Name — *if individual, state last, first, middle name*)

15405 SW. 116th Avenue, Suite 105 (Address) King City, (City) Oregon (State) 97224 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of December 31, 19X2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
JAMES D. DUYCK
NOTARY PUBLIC-OREGON
COMMISSION NO. 319679
MY COMMISSION EXPIRES JAN. 14, 2003

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
15405 SW. 116th Avenue, Suite 105	King City,	Oregon	97224
71	72	73	74

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants

Board of Directors
First Securities Northwest, Inc.

We have audited the accompanying statements of financial condition of First Securities Northwest, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of First Securities Northwest, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 11, 2002

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF FINANCIAL CONDITION

	At December 31	
	2001	2000
ASSETS		
Cash	$ 16,385	$ 54,811
Receivables, inventory positions at clearing corporation	87,089	0
Receivables from brokers and dealers	0	29,759
Receivables from non-customers	35,754	13,874
Deposits with clearing organizations	119,120	107,792
Furniture, equipment at cost - net of accumulated depreciation of $66,329 and $55,370 respectively	14,359	23,880
Prepaid expenses	8,472	15,751
Deferred tax benefit	17,384	7,328
Investment (at cost)	72,104	72,104
TOTAL ASSETS	$370,667	$325,299
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 11,042	$ 20,256
Payables, inventory positions at clearing corporation	87,089	0
TOTAL LIABILITIES	98,131	20,256
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued	11,500	11,500
Additional paid-in capital	354,280	334,280
Retained earnings	(93,244)	(40,737)
Total stockholder's equity	272,536	305,043
	$370,667	$325,299

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF INCOME

	Years Ended December 31	
	2001	2000
REVENUES		
Commissions	$111,514	$460,675
Net dealer inventory and investment gains	55,795	(18,840)
Sale of investment company shares	327	839
Interest	1,355	4,210
Other	8,015	324
Total revenue	177,006	447,208
EXPENSES		
Employee compensation and taxes	53,291	60,204
Commissions and floor brokerage	56,982	253,183
Regulatory fees and assessments	16,251	17,419
Communications	12,998	25,978
Occupancy and equipment rents	8,026	20,898
Professional fees	7,756	13,001
Other expenses	72,342	58,757
Depreciation	10,959	12,024
Total expenses	238,605	461,464
INCOME (LOSS) BEFORE INCOME TAXES	(61,599)	(14,256)
INCOME TAXES DEFERRED BENEFIT (APPLIED)	10,056	(1,814)
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	(51,543)	(16,070)
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	(964)	0
NET INCOME (LOSS)	($52,507)	($16,070)

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 1999	1000	$11,500	$334,280	($24,667	$321,113
Net income (loss) for the year				(16,070)	(16,070)
Balance at December 31, 2000	1000	11,500	334,280	(40,737)	305,043
Net income (loss) for the year				(52,507)	(52,507)
Capital paid-in for the year			20,000		20,000
Balance at December 31, 2001	1000	$11,500	$354,280	($93,244)	$272,536

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2001	2000
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$205,410	$467,536
Cash paid to employees and suppliers	(263,489)	(526,377)
Interest received	1,355	4,210
Interest paid	(254)	0
Income taxes	(10)	(10)
Net cash provided by (used for) operating activities	(56,988)	(54,641)
Cash flows from investing activities:		
Purchase of furniture	(1,438)	0
Net cash used by investing activities	(1,438)	0
Cash flows from financing activities:		
Paid-In Capital	20,000	0
Net cash provided from financing activities	20,000	0
Net increase in cash and cash equivalents	(38,426)	(54,641)
Cash and cash equivalents at beginning of year	54,811	109,452
Cash and cash equivalents at end of year	$ 16,385	$ 54,811

Reconciliation of net income to net cash provided by operating activities:

	2001	2000
Net income (loss)	($52,507)	($16,070)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	10,959	12,024
Change in assets and liabilities:		
Receivables from brokers or dealers	29,759	20,328
Deposits with clearing organizations	(11,328)	(495)
Other receivables	(21,880)	0
Deferred tax benefits, prepaid expenses and investments	(2,777)	(67,226)
Accounts payable	(9,214)	(3,202)
Total adjustments	(4,481)	(38,571)
Net cash used in operating activities	($56,988)	($54,641)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Southwest Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally, the fifth business day following the transaction date.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code during 1995 and prior years. Effective January 1996, the Company elected to be taxed as a "C" corporation. Deferred tax benefits are recognized for operating losses that are available to offset future federal and state income taxes.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to $10,959 and $12,024 for calendar years ending December 31, 2001 and 2000 respectively.

Investments

These non public stock and warrants are stated at cost as no market value is determinable at December 31, 2001.

NOTE B - LEASES

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $7,250 and $15,404 and for the calendar years ending 2001 and 2000 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2001.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2001, the Company's net capital and required net capital, as defined, were $133,643 and $100,000 respectively, and its ratio of aggregate indebtedness to net capital was .735 to 1.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE E - INCOME TAXES

The Company has loss carryforwards totaling $84,650 that may be offset against future taxable income. These carryforwards will begin expiring in 2011.

Components

The provisions for income taxes consist of the following components:

Current	$ 0	$ 0
Deferred benefit	10,056	1,814
	$10,056	$ 1,814

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because the Company uses the cash method of accounting for tax purposes. The tax rates used to calculate the deferred tax benefit was 15% for federal and 6.6% for the state.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at on financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balance is $0.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

We have audited the financial statements of First Securities Northwest, Inc. for the year ended December 31, 2001 and 2000 and have issued our report dated February 11, 2002.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 11, 2002

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2001 and 2000

	2001	2000
Stockholders' equity from statement of financial condition	$272,536	$305,043
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	272,536	305,043
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(14,359)	(23,880)
Prepaid expenses & deferred tax benefit	(25,856)	(23,079)
Receivables from non customers	(13,511)	(13,874)
Investments	(72,104)	(72,404)
Net Capital before haircuts	146,706	172,106
Haircut on other securities	(13,063)	0
Net Capital	$133,643	$172,106
Computation of net capital requirement		
Minimum net capital required	$ 6,542	$ 1,350
Minimum dollar net capital requirement	$100,000	$100,000
Excess net capital	$ 33,643	$ 72,106
Excess net capital at 1000%	$123,830	$170,080
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 98,131	$ 20,256
Total aggregate indebtedness	$ 98,131	$ 20,256
Ratio: Aggregate indebtedness to net capital	.735 to 1.	.118 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$133,644	$171,626
Adjustments		
Non-allowable assets		
Amortization and depreciation	0	766
Effect on net income for adjustments		
Non-allowable assets	0	(766)
Rounding	(1)	0
Change in general expenses	0	480
Net capital at December 31, as adjusted	$133,643	$172,106
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 98,130	$ 20,256
Rounding	1	0
Total aggregate indebtedness as of December 31, as adjusted	$ 98,131	$ 20,256

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
First Securities Northwest, Inc.

We have audited the financial statements of First Securities Northwest, Inc. for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 11, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of First Securities Northwest, Inc. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2001 and 2000, financial statements and this report does not affect our report on these financial statements dated February 11, 2002.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2001 and 2000, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 11, 2002



FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2001 and 2000



RECEIVED
FEB 26
365
WASH, D.C.

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

